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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Management is responsible for their integrity, objectivity and reliability and, where necessary, they reflect management's best estimates and judgments. Management is also responsible for the maintenance of financial and operating systems, which include effective controls, to provide reasonable assurance that the Corporation's assets are safeguarded and that reliable financial information is produced.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The board exercises these responsibilities through its Audit Committee whose members are not involved in the daily activities of the Corporation. Each quarter the Audit Committee meets with management and, as necessary, with the independent auditors, KPMG LLP, to satisfy itself that management's responsibilities are properly discharged and to review and report to the Board on the consolidated financial statements.

        In accordance with generally accepted auditing standards, the independent auditors conduct an examination each year in order to express a professional opinion on the consolidated financial statements.

/s/ Timothy E. Thorsteinson	/s/ David A. Toews
Timothy E. Thorsteinson President & Chief Executive Officer	David A. Toews Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Leitch Technology Corporation as at April 30, 2004 and 2003 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three-year period ended April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada June 4, 2004	Chartered Accountants

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)
April 30, 2004 and 2003

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$31,603	$18,560
Accounts receivable	26,347	29,916
Inventory (note 6)	44,605	56,873
Future income taxes (note 11)	3,085	5,705
Income taxes recoverable	481	1,153
Prepaid expenses and other assets	6,384	6,128

	112,505	118,335
Capital assets (note 7)	34,656	47,403
Future income taxes (note 11)	27,473	20,020
Investments in partly owned businesses (note 4)	1,762	1,708

	$176,396	$187,466

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$26,296	$24,837
Income taxes payable	19	39

	26,315	24,876
Future income taxes (note 11)	6,650	5,407
Other long-term liabilities (note 14)	5,880	—
Shareholders' equity:
Capital stock (note 8)	234,637	214,066
Contributed surplus (note 8)	114	—
Cumulative translation account	(2,177)	841
Deficit	(95,023)	(57,724)

	137,551	157,183
Commitments (note 19)
Subsequent events (notes 3 and 4(c))

	$176,396	$187,466

On behalf of the Board:

(Signed) ANTHONY GRIFFITHS Chairman	(Signed) GRAHAM SAVAGE Director

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except per share amounts)
Years ended April 30, 2004, 2003 and 2002

	2004	2003	2002
Revenue	$154,586	$179,981	$198,242
Cost of goods sold, including inventory charge (note 14)	94,818	90,334	93,548

Gross margin	59,768	89,647	104,694
Expenses:
Selling and administrative	57,947	68,411	69,782
Gross research and development	32,243	36,760	37,353
Investment tax credits	(2,977)	(3,532)	(3,516)
Restructuring and other charges (note 14)	13,382	—	—
Investment income, net	(404)	(144)	(260)

	100,191	101,495	103,359

Earnings (loss) from continuing operations before amortization, equity interests and income taxes	(40,423)	(11,848)	1,335
Write-down and amortization (note 2):
Goodwill	—	73,824	—
Acquired technology	—	15,258	5,801
Equity interest in losses (earnings) of partly owned businesses (note 4)	(54)	(189)	30,245

Loss from continuing operations before income taxes	(40,369)	(100,741)	(34,711)
Income taxes (recovery) (note 11)	(2,243)	(2,245)	382
Income taxes (recovery) — partly owned businesses (note 11)	—	—	2,133

	(2,243)	(2,245)	2,515

Loss from continuing operations	(38,126)	(98,496)	(37,226)
Loss from discontinued operations, net of tax benefit (note 15)	—	—	(2,099)
Gain (loss) on disposal of discontinued operations, net of tax benefit (notes 2 and 15)	827	—	(5,347)

Loss for the year	$(37,299)	$(98,496)	$(44,672)

Years ended April 30, 2004, 2003 and 2002

	2004	2003	2002
Loss per share from continuing operations:
Basic	$(1.16)	$(3.31)	$(1.25)
Diluted	(1.16)	(3.31)	(1.25)

Loss per share:
Basic	$(1.13)	$(3.31)	$(1.50)
Diluted	(1.13)	(3.31)	(1.50)

Weighted average number of shares outstanding (thousands):
Basic	32,966	29,782	29,782
Diluted	32,966	29,782	29,782

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(In thousands of Canadian dollars)
Years ended April 30, 2004, 2003 and 2002

	2004	2003	2002
Retained earnings (deficit), beginning of year	$(57,724)	$40,772	$85,444
Loss for the year	(37,299)	(98,496)	(44,672)

Retained earnings (deficit), end of year	$(95,023)	$(57,724)	$40,772

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)
Years ended April 30, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Loss from continuing operations	$(38,126)	$(98,496)	$(37,226)
Items not involving cash:
Depreciation	11,859	13,184	9,966
Future income taxes	(4,166)	(5,301)	(4,129)
Stock-based compensation (note 9)	206	—	—
Amortization of goodwill and acquired technology	—	6,013	5,801
Write-down of goodwill and acquired technology	—	83,069	—
Equity interest in losses (earnings) of partly owned businesses	(54)	(189)	30,245
Deferred gain on disposal of building	53	—	—
Loss (gain) on disposal of capital assets	425	272	(406)
Net change in non-cash balances related to operations (note 18)	17,194	17,821	3,191

Cash flows provided by (used in) continuing operations	(12,609)	16,373	7,442
Cash flows used in discontinued operations	—	(508)	(3,925)

Cash flows provided by (used in) operating activities	(12,609)	15,865	3,517
Cash flows from financing activities:
Other long-term liabilities	5,880	—	—
Issue of capital stock	21,546	—	—
Share issue costs	(1,067)	—	—

Cash flows provided by financing activities	26,359	—	—
Cash flows from investing activities:
Investment in capital assets	(2,543)	(3,642)	(14,953)
Business acquisitions and investments, net of cash acquired	—	—	(989)
Proceeds from disposal of capital assets	3,581	3,062	3,123

Cash flows provided by (used in) investing activities	1,038	(580)	(12,819)
Change in cash balances due to foreign exchange	(1,745)	(4,667)	3,258

Increase (decrease) in cash and cash equivalents	13,043	10,618	(6,044)
Cash and cash equivalents, beginning of year	18,560	7,942	13,986

Cash and cash equivalents, end of year	$31,603	$18,560	$7,942

Supplemental cash flow information:
Income taxes paid	$396	$1,176	$3,492
Interest paid	7	109	307

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except number of shares and per share amounts)
Years ending April 30, 2004, 2003 and 2002

Leitch Technology Corporation ("Leitch" or the "Company") is incorporated under the Ontario Business Corporations Act. The Company is a global leader in the design, development and distribution of high-performance audio and video systems for the professional television industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, internet and business-to-business. Leitch is headquartered in Toronto, Canada, with other key offices in the United States, the United Kingdom, France and Hong Kong.

1.     Significant accounting policies:

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles conform in all material respects with the accounting principles generally accepted in the United States ("US GAAP"), except as described in note 20.

(a)
Principles of consolidation:

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's main operating subsidiaries are: Leitch Technology International Inc. (Canada); Leitch Incorporated (USA); Leitch Europe Limited (UK); and Leitch Asia Limited (Hong Kong). Intercompany transactions and balances are eliminated on consolidation.

(b)
Measurement uncertainty:

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, asset retirement obligations, employee termination benefits, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates.

(c)
Revenue recognition:

        Revenue is derived primarily from the sale of equipment and services. Revenue is recognized upon shipment, provided that title to the goods is transferred to customers, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Provision is made for potential sales returns, which are historically not significant, at the time of shipment. Service revenue is recognized as services are performed.

(d)
Cash and cash equivalents:

        Cash and cash equivalents are defined as highly liquid investments with original maturities of 90 days or less when purchased.

(e)
Inventory:

        Inventory is valued at the lower of cost and net realizable value. Cost includes materials and an application of relevant manufacturing value-add. In determining net realizable value, the Company considers factors such as aging and future demand of the inventory, product lifecycle, and the ability to return inventory to suppliers.

(f)
Capital assets:

        Capital assets are stated at cost less accumulated depreciation. Depreciation is provided using the following methods and annual rates:

Asset	Basis	Rate
Buildings	Straight line	4% – 5%
Automobiles	Declining balance	30%
Computer equipment and software	Straight line	20% – 33%
Equipment	Straight line	10% – 20%
Leasehold improvements	Straight line	Over term of lease
(g)
Impairment of long-lived assets:

        In December 2002, the CICA issued Handbook Section 3063, "Impairment on Disposal of Long-lived Assets ("Section 3063") and revised CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations" ("Section 3475"). These Sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment," and Section 3475, "Discontinued Operations." The new standards are consistent with US GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts or fair values, less costs to sell. Prior to May 1, 2003, the Company assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate. The Company adopted Sections 3063 and 3475 effective May 1, 2003, and the adoption of these standards did not have a material impact on the consolidated financial statements.

(h)
Equity-accounted investments:

        Investments in which the Company has significant influence but not control ("partly owned businesses") are accounted for using the equity method. Under the equity method, investments are initially recorded at cost and the carrying value is adjusted, thereafter, to include the Company's pro rata share of post-acquisition earnings or losses of the investee. If there is a loss in the value of an investment that is other than a temporary decline, the investment is written down to recognize the loss.

(i)
Research and development expenditures:

        Research costs, other than capital expenditures that have alternative uses, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

(j)
Goodwill and acquired technology:

        Goodwill represents the excess of the purchase consideration over the fair value of the net identifiable assets of businesses acquired. The Company is required to evaluate goodwill or whether events or changes in circumstances indicate that the carrying amount may not be recoverable. Management conducts a fair value impairment test for goodwill using discounted future cash flows expected to be provided by the operations of the reporting units to determine whether the fair value of each reporting unit exceeds its carrying value, including goodwill. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount.

        Other intangible assets, shown as acquired technology, represent the fair value of existing technology purchased at the time of acquisition of the assets of Agilevision, LLC ("Agilevision") and the common shares of Digital Processing Systems Inc. ("DPS") were being amortized on a straight-line basis over a period of four years. An impairment in the value of acquired technology is assessed based on projected discounted future cash flows.

        The Company conducted its annual goodwill and acquired technology assessment in the fourth quarter of fiscal 2003 and recorded an impairment charge. The impairment charge is described in note 2.

(k)
Foreign currency translation:

        Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date; revenue and expense items are translated at the average rates prevailing during the year. The resulting gains or losses are included in the consolidated statements of earnings, except exchange gains or losses arising from the translation of the Company's self-sustaining foreign operations, which are included in the cumulative translation account in shareholders' equity. When there is a reduction in the Company's net investment in a self-sustaining foreign operation, a proportionate amount of the cumulative translation account is included in the determination of consolidated loss for the year.

(l)
Income taxes:

        The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized for all significant temporary differences between the tax and accounting treatment bases of assets and liabilities and for certain carryforward items. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the year that includes the enactment or substantive enactment date. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

(m)
Investment tax credits:

        The Company uses the cost reduction method of accounting for investment tax credits. Under this method, investment tax credits are treated as a reduction of the relevant asset account or of research and development expenses in the year that the credits become available and there is reasonable assurance that they will be realized.

(n)
Stock-based compensation:

        The Company has a stock option plan for employees and directors. The Company has adopted the revised CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments" which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense in fiscal 2004. Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method and no compensation expense was recorded. Any consideration paid by employees on the exercise of stock options is recorded as share capital. All stock options issued under this plan have an exercise price equal to or greater than the fair market value of the underlying common shares on the date of grant. The stock option plan and related disclosures is further described in note 9.

(o)
Earnings per share:

        Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

(p)
Financial instruments and hedging relationships:

        The Company uses derivative financial instruments to hedge the cash flow risk associated with forecasted transactions in foreign currencies. These instruments include foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and the Company does not enter into derivatives for speculative purposes.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and at the end of each quarter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

        Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period as the underlying hedged transaction, or in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

(q)
Restructuring charges:

        The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs in accordance with CICA Emerging Issues Committee Abstract EIC-134, "Accounting for Severance and Termination Benefits" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities." These standards require the Company to prospectively record any restructuring charges only when the liability is incurred and can be measured at fair value. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances and adjusts accordingly.

(r)
Asset retirement obligations:

        In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease construction, development or normal operation. The Company adopted this standard effective May 1, 2003, and there was no impact on the consolidated financial statements.

(s)
Recently issued accounting pronouncements:

(i)
Generally accepted accounting principles:

          In July 2003, the CICA Handbook Section 1100, "Generally Accepted Accounting Principles." This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2005 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

  (ii)
  Liabilities and equity:

          In November 2003, the CICA approved amendments to Handbook Section 3860, "Financial Instruments — Presentation and Disclosure," to require obligations that may be settled at the issuer's option by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, obligations issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

          The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2006 fiscal year on a retroactive basis, and the adoption of this standard is not expected to have any impact on the consolidated financial statements.

2.     Goodwill and acquired techology:

(a)
Goodwill:

        During the fourth quarter of fiscal 2003, the Company performed its annual goodwill impairment test. The weak global economic environment, as well as prolonged declines in the professional video market, contributed to an impairment of goodwill in the fourth quarter as estimated fair values of all the Company's reporting units fell below their respective carrying values. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair values were based on management's estimates, including estimates of current and future industry conditions. Cash flows were discounted using a weighted average cost of capital. The Company recorded a goodwill impairment charge of $73,824, which reduced its goodwill balance to nil. During the fourth quarter of fiscal 2002, the Company determined that the fair values of each of its reporting units exceeded the carrying values of those reporting units. Accordingly, no impairment loss was recognized in fiscal 2002.

        In fiscal 2002, as a result of the decision to dispose of the Semiconductor segment, the Company wrote down the goodwill balance of its Semiconductor reporting unit to nil. The write-down resulted in a charge to estimated loss on disposal of discontinued operations of $1,311.

(b)
Acquired technology:

        In the fourth quarter of fiscal 2003, the Company recorded an impairment charge totalling $9,245, to write down acquired technology in the Video Processing and Distribution and Post Production reporting units in connection with the regular recoverability review of acquired technology.

        Amortization of acquired technology was nil, $6,013 and $5,801 for the years ended April 30, 2004, 2003 and 2002, respectively.

3.     Business acquisition:

        Subsequent to April 30, 2004, the Company acquired all the shares of Videotek, Inc. Videotek designs, manufactures and distributes innovative hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional video and television broadcast markets. The purchase consideration for the acquisition consists of cash of $21,906, assumption of debt of $2,054 and acquisition costs of $1,027. The cash consideration is payable as follows: (i) $17,798 on the closing date of May 14, 2004, (ii) $2,739 six months after the closing date and (iii) $1,369 twelve months after the closing date. In addition, $2,739 will become payable upon the achievement of certain revenue and margin targets as specified in the agreement. The excess of the purchase price over the fair value of net tangible assets acquired is approximately $12,391 and will be allocated to goodwill and other intangible assets. Any amounts allocated to other intangible assets will be amortized over their estimated useful lives.

        The acquisition will be accounted for using the purchase method and, accordingly, the results of operations will be included in the consolidated financial statements from the date of acquisition.

        The Company has not yet completed the allocation of the purchase price for the acquisition. The preliminary allocation of the purchase price, based on management's estimates is as follows:

Net working capital	$4,792
Capital assets	7,119
Other assets	685
Goodwill and other intangible assets	12,391

$24,987

Consideration comprises:
Cash	$21,906
Assumption of debt	2,054
Acquisition costs	1,027

$24,987

        Any contingent consideration paid will be recorded as additional goodwill.

4.     Investments in partly owned businesses:

        The investments in partly owned businesses comprise the following:

	Ownership %	2004	Ownership %	2003
Path 1 Network Technologies Inc.	7	—	17	—
eyeon Software Inc.	50	1,762	50	1,708

		$1,762		$1,708

        The equity interest in losses (earnings) of partly owned businesses and write-downs comprise:

	2004	2003	2002
Equity interest in losses (earnings):
Path 1 Network Technologies Inc.	—	—	$2,147
eyeon Software Inc.	(54)	69	(33)
FastVibe Corporation	—	—	290
Write-downs (gains):
Path 1 Network Technologies Inc.	—	—	25,249
FastVibe Corporation	—	(258)	2,592

	$(54)	$(189)	$30,245

(a)
eyeon Software Inc.:

        On October 12, 2000, the Company acquired a 50% interest in eyeon Software Inc. ("eyeon") as part of the Company's acquisition of DPS. eyeon develops compositing and image processing software that is bundled in DPS products, as well as sold to third parties. The Company has significant influence but does not control eyeon and accounts for this investment under the equity method. At the time of acquisition of DPS, eyeon's fair value was determined to be $1,674. DPS acquired its 50% interest in eyeon in 1996.

(b)
FastVibe Corporation:

        On September 20, 2000, the Company acquired a 12.5% interest in FastVibe Corporation ("FastVibe"). Purchase consideration totalled $3,675, comprised entirely of cash. The excess of cost over net tangible assets acquired of $3,570 was allocated to goodwill.

        During 2002, the Company wrote off its remaining investment in FastVibe by $2,592 for other than temporary decline in the fair value of the investment.

        During 2003, the Company sold its interest in FastVibe for proceeds of $258.

(c)
Path 1 Network Technologies Inc.:

        On April 20, 2000, the Company acquired a 37.7% interest in Path 1 Network Technologies Inc. ("Path 1"). Path 1 designs and develops software and hardware that allows for broadcast-quality video, CD-quality audio, telephony and other time-critical data to be transmitted end-to-end over IP Ethernet Networks with guaranteed quality of service.

        The purchase consideration totalled $35,563, comprising $16,178 and 806,000 common shares valued at $19,385, which resulted in an excess of cost over net tangible assets acquired of $34,102. The purchase price difference was allocated to goodwill.

        During 2002, the Company wrote off its remaining investment in Path 1 by $25,249 as a result of a number of factors, including the financial condition of both Path 1 and the markets in which it operates.

        Subsequent to year end, the Company sold its investment in Path 1 for net proceeds of approximately $2,040. This amount will be recorded as a gain during the Company's first quarter of fiscal 2005.

5.     Banking facilities:

        On October 31, 2003, the Company cancelled its existing revolving line of credit. On November 10, 2003, the Company obtained a three-year operating bank line of up to $20,000 bearing interest at a variable rate based on the bank's prime lending rate plus 0.25%. In addition, the Company is obligated to pay a commitment fee of 0.25% on the unused portion. The line is secured by all of the North American assets of the Company, and availability is based on quality and aging of accounts receivable in North America. No amounts were drawn under the facility at April 30, 2004. Availability on the facility based on accounts receivable at April 30, 2004, was $8,378.

6.     Inventory:

	2004	2003
Raw materials	$11,917	$18,209
Work in progress	2,700	3,930
Finished goods	29,988	34,734

	$44,605	$56,873

7.     Capital assets:

2004	Cost	Accumulated depreciation	Net book value
Land	$894	—	$894
Buildings	6,091	2,162	3,929
Automobiles	181	177	4
Computer equipment and software	24,957	14,928	10,029
Equipment	52,976	37,096	15,880
Leasehold improvements	7,050	3,130	3,920

	$92,149	$57,493	$34,656

2003	Cost	Accumulated depreciation	Net book value
Land	$1,584	—	$1,584
Buildings	10,574	4,559	6,015
Automobiles	284	268	16
Computer equipment and software	25,834	12,264	13,570
Equipment	57,201	36,172	21,029
Leasehold improvements	8,043	2,854	5,189

	$103,520	$56,117	$47,403

        During 2004, the Company entered into a sale leaseback transaction with respect to its Virginia, USA, building. The building was sold for net proceeds of $3,219, resulting in a gain on sale of $1,126. The entire building is being leased back for five years, and approximately 37% of the square footage is being leased for an additional five years. The gain on sale is being deferred and amortized over the weighted average lease term.

8.     Capital stock:

  Authorized:

    Unlimited preference shares, issuable in series

    Unlimited common shares

        A summary of changes to issued share capital is as follows:

	Common shares
	Number	Amount
Issued and outstanding, April 30, 2001, 2002 and 2003	29,782,080	$214,066
Issue of common shares for cash	4,788,000	21,546
Share issuance costs, net of income taxes of $460	—	(1,067)
Shares issued as compensation	20,830	92

Issued and outstanding, April 30, 2004	34,590,910	$234,637

        Pursuant to a short form prospectus filed on August 21, 2003, the Company issued 4,450,000 common shares and a further 338,000 common shares through an over allotment option. The price per share for the offering was $4.50, and the gross proceeds from the issuance was $21,546 (less share issue costs of $1,527 and related tax benefit of $460).

        As part of an employment contract, the Company agreed to grant 100,000 common shares of the Company to the Chief Executive Officer, which will vest equally over 24 months commencing in December 2003. As these are direct awards of shares, the fair value, based on the share price of $4.44 on the date of grant is being recorded as compensation cost in the Company's consolidated statement of earnings ratably over the vesting period. During 2004, 20,830 shares were issued under this contract.

9.     Stock-based compensation:

        The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to or greater than the market price of the common shares of the Company at the date of grant, for a term of five years, vesting at 5% per three-month period.

        Activity under the Company's stock option plan is summarized as follows:

	Options	Weighted average exercise price per option
Outstanding, April 30, 2001	3,188,785	$23.06
Granted	881,500	11.05
Cancelled	(1,138,085)	21.80

Outstanding, April 30, 2002	2,932,200	19.94
Granted	410,000	7.18
Cancelled	(521,825)	25.17

Outstanding, April 30, 2003	2,820,375	17.12
Granted	366,000	4.85
Cancelled	(1,178,650)	19.17

Outstanding, April 30, 2004	2,007,725	13.68

Exercisable, April 30, 2004	1,002,675	$18.00

        The following table summarizes information concerning outstanding and exercisable stock options at April 30, 2004:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding		Weighted average remaining contractual life (years)	Weighted average exercise price per option	Number exercisable	Weighted average exercise price per option
$4.04 – $8.07	737,000	*	4.2	$5.95	101,350	$7.04
$8.08 – $12.10	376,625		2.4	9.27	199,475	9.29
$12.11 – $16.14	40,700		1.6	15.41	28,300	15.41
$16.15 – $20.17	191,700		1.2	19.55	148,700	19.46
$20.18 – $24.21	367,025		1.5	21.33	261,975	21.32
$24.22 – $28.24	294,675		0.6	25.01	262,875	24.98

	2,007,725		2.5	$13.68	1,002,675	$18.00

*
Included in the above figures are 300,000 performance-based stock options with an exercise price of $4.44, which vest upon the Company achieving certain quarterly earnings targets over a two-year period and expire in November 2008. At April 30, 2004, 37,500 options were vested.

        The Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense of $114 in fiscal 2004.

        Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method, and no compensation expense was recorded. Section 3870 provides that companies also disclose, on a pro forma basis, loss for the year and loss per share had the Company adopted the fair value method for accounting for stock options granted from May 1, 2001, to April 30, 2003. Had compensation expense been determined based on the fair value at the grant dates for these stock options, the Company's results would have been as follows:

	2004	2003
Loss for the year:
As reported	$(37,299)	$(98,496)
Pro forma	(38,195)	(99,673)

Loss per share as reported:
Basic	$(1.13)	$(3.31)
Diluted	(1.13)	(3.31)

Loss per share pro forma:
Basic	$(1.16)	$(3.35)
Diluted	(1.16)	(3.35)

        The fair value of each stock option grant, was determined on the date of grant, and the estimated fair value of the options is amortized over the vesting period on a straight-line basis. The fair value of the stock options was determined using the Black-Scholes option pricing model, based on the following weighted average assumptions:

	2004	2003
Risk-free interest rate	4.0%	4.3%
Dividend yield	0.0%	0.0%
Expected life	5 years	5 years
Expected volatility	52%	48%
Weighted average grant date fair values of options issued:
Options granted at estimated market price	$2.25	$3.01
Options granted at greater than estimated market price	1.68	1.71

        Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future years.

10.   Loss per share:

        The computation of basic loss per share is as follows:

	2004	2003	2002
Loss for the year attributable to common shares	$(37,299)	$(98,496)	$(44,672)

Weighted average common shares outstanding	32,965,676	29,782,080	29,782,080

Basic loss per share	$(1.13)	$(3.31)	$(1.50)

        As the Company experienced a loss for the years ended April 30, 2004, 2003 and 2002, all potential common shares outstanding are considered anti-dilutive and all excluded from the calculation of diluted loss per share.

11.   Income taxes:

        The provision for income taxes comprises:

	2004	2003	2002
Current tax expense (recovery)	$(494)	$448	$2,910
Future tax recovery	(1,749)	(2,693)	(2,528)

	(2,243)	(2,245)	382
Future tax expense — partly owned businesses	—	—	2,133

Income tax expense (recovery)	$(2,243)	$(2,245)	$2,515

        The Company's provision for income taxes is made up as follows:

	2004	2003	2002
Provision for income tax recovery based on statutory Canadian corporate tax rates	$(14,429)	$(38,312)	$(11,592)
Effect on recovery attributable to the following items:
Manufacturing and processing credit	254	(154)	1,376
Foreign operations subject to different tax rates	447	472	685
Non-deductible amortization of goodwill and acquired technology	—	30,005	(1,482)
Differences between carrying cost and adjusted cost base of the investment in partly owned businesses	—	28	14,288
Non-taxable research and development credits	(483)	(731)	(508)
Other	(283)	932	(252)
Valuation allowance	12,251	5,515	—

Income tax expense (recovery)	$(2,243)	$(2,245)	$2,515

        Future income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis.

        Future tax assets and liabilities comprise the following as at April 30, 2004, and 2003:

	2004	2003
Future tax assets:
Current:
Inventory and other reserves	$3,085	$5,705
Long-term:
Income tax effect of net operating losses carried forward	31,990	19,353
Income tax effect of non-operating losses carried forward	761	728
Share issue costs	594	417
Goodwill	1,105	1,309
Research and development pool	6,973	2,845
Reserves	2,979	—
Other	837	883

	45,239	25,535
Less valuation allowance	17,766	5,515

	27,473	20,020

Total future tax assets	$30,558	$25,725

Future tax liabilities:
Long-term:
Capital assets — differences in depreciation and undepreciated capital costs	$2,812	$2,423
Investment tax credits	1,892	1,038
Other	1,946	1,946

Total future tax liabilities	$6,650	$5,407

12.   Pension costs:

        A number of subsidiaries of the Company operate defined contribution savings plans (the "Plans") for their employees. The assets of the Plans are held separately from those of the Company in independently administered funds. Contributions paid and expensed by the Company for the years ended April 30, 2004, 2003 and 2002 amounted to $1,189, $1,382 and $1,357, respectively.

13.   Related party transactions:

        The Company has entered into certain transactions with law firms of which two directors of the Company are partners. Total amounts paid to these related parties for legal services totalled $651 (2003 — $625, 2002 — $767) and for legal fees associated with financing transactions totalled $247 (2003 — nil, 2002 — nil). Compensation of $162 was paid to a director for services as interim CEO of the Company during the year. Related party transactions have been recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.   Restructuring and other charges:

        In fiscal 2004, the Company announced restructuring plans to reduce its expense base. These restructuring plans were focused on consolidating facilities, workforce reductions and accelerating the obsolescence of certain of the Company's product offerings.

        98 employees have been terminated as of April 2004 and will be paid out within 14 to 16 months after year end. The Company vacated one floor of the facilities in the U.K. prior to April 30, 2004, and has accrued the lease rental costs for the remaining lease term and related asset impairment charges. These costs have been recorded in the consolidated statements of earnings as restructuring and other charges.

        The write-down of inventory of $9,634 recorded in cost of sales is associated with the Company's decision to accelerate the obsolescence of certain product offerings.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Provision during 2004	Paid during 2004	Outstanding April 30, 2004
Cash Component:
Severance	$6,698	$3,724	$2,974
Lease exit costs	6,045	—	6,045
Other	148	—	148

	$12,891	$3,724	$9,167
Non-cash component:
Asset write-down	311
Forgiveness of employee loan	180
Inventory charge	9,634

Total restructuring	23,016
Amount recorded as a component of cost of sales	(9,634)

Total restructuring and other charges	$13,382

Long-term liabilities consist of:
Lease exist costs	$5,055
Deferred gain on sale of building	825

Total restructuring and other charges	$5,880

        The accrued restructuring liability was recorded in accrued liabilities and other long-term liabilities in the consolidated balance sheets.

15.   Discontinued operations:

        During the second quarter of fiscal 2002, the Company approved a formal plan to sell the Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment, SiliCon Construction Sweden AB ("SiCon Sweden"), as a discontinued operation with a measurement date of October 31, 2001. Subsequent to October 31, 2001, the Company closed the North American operations of the Semiconductor segment and wrote down the value of the related goodwill, resulting in an estimated loss on disposal of discontinued operations of $5,347, net of tax benefit of $445. The estimated loss on disposal and results of operations have been excluded from continuing operations in the consolidated statements of earnings for all years presented. The loss from discontinued operations is net of tax benefits of $858 for the year ended April 30, 2002.

        During fiscal 2003, the Company sold 80.1% of its interest in the Semiconductor operating segment for $299.

        The Company continues to hold less than a 19.9% interest in SiCon Sweden with standard rights applicable to all common shareholders. The Company accounts for its remaining interest in SiCon Sweden as a portfolio investment with a carrying value of nil. During fiscal 2004, the Company determined that the remaining accrual for discontinued operations liabilities of $827 was no longer required and recorded a credit for this amount in the consolidated statements of earnings.

        The Semiconductor segment had revenue as follows:

	2004	2003	2002
Revenue	—	—	$1,594

16.   Segmented information:

        The Company's operations include three reportable segments. These segments are Video Processing and Distribution, Servers and Post Production. Video Processing and Distribution includes products that are used to distribute, process and switch high-quality video and audio signals. The Servers segment designs, manufactures and sells video servers. The Post Production segment includes products that are used to capture, edit and record digital video.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 1). The Company evaluates performance based on several factors, of which the primary financial measures are revenue and contribution margin. The Company defines contribution margin as gross margin less net research and development costs.

        Inter-segment transactions are accounted for at market prices.

(a)
Industry segments:
2004	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$112,471	$26,757	$15,358	—	—	$154,586
Internal	—	—	—	4,608	(4,608)	—

	$112,471	$26,757	$15,358	$4,608	$(4,608)	$154,586

Contribution margin	$30,615	$4,773	$4,748	$(5,026)	$(4,608)	$30,502
Selling and administrative expenses						57,947
Other charges						13,382
Investment income, net						(404)

Loss from continuing operations before amortization, equity interests and income taxes						$(40,423)

Total assets	$115,756	$28,340	$15,391	$16,909	—	$176,396

Capital asset expenditures	$1,616	$545	$382	—	—	$2,543

2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$126,537	$32,667	$20,777	—	—	$179,981
Internal	—	—	—	4,608	(4,608)	—

	$126,537	$32,667	$20,777	$4,608	$(4,608)	$179,981

Contribution margin	$43,237	$5,702	$7,480	$4,608	$(4,608)	$56,419
Selling and administrative expenses						68,411
Interest income, net						(144)

Loss from continuing operations before equity interests, write-down and amortization and income taxes						$(11,848)

Total assets	$131,868	$29,294	$18,003	$8,301	—	$187,466

Capital asset expenditures	$2,297	$690	$655	—	—	$3,642

2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$140,779	$35,252	$22,211	—	—	$198,242
Internal	—	—	—	3,258	(3,258)	—

	$140,779	$35,252	$22,211	$3,258	$(3,258)	$198,242

Contribution margin	$53,128	$9,488	$8,241	$3,258	$(3,258)	$70,857
Selling and administrative expenses						69,782
Interest income, net						(260)

Earnings from continuing operations before amortization, equity interests and income taxes						$1,335

Total assets	$195,052	$55,362	$45,889	$11,091	—	$307,394

Capital asset expenditures	$11,158	$1,647	$1,765	—	—	$14,570

Goodwill and acquired technology additions	$989	—	—	—	—	$989

(b)
Geographic segments:

        The Company's external revenue by geographic region is based on the region in which the customer is located. The identifiable assets and goodwill are based on the geographic area in which the Company operates:

2004	United States	Europe	Non-US Americas	Pacific Rim	Total
Revenue	$62,963	$38,042	$21,870	$31,711	$154,586
Identifiable assets	50,046	30,207	88,162	7,981	176,396

2003	United States	Europe	Non-US Americas	Pacific Rim	Total
Revenue	$89,874	$33,034	$27,134	$29,939	$179,981
Identifiable assets	55,627	32,200	94,183	5,456	187,466

2002	United States	Europe	Non-US Americas	Pacific Rim	Total
Revenue	$97,119	$39,065	$32,611	$29,447	$198,242
Identifiable assets	69,875	31,100	109,213	8,124	218,312
Goodwill and acquired technology	20,705	12,934	55,443	—	89,082

        Capital assets employed in Canada, United States, Europe and other in 2004 were $26,499, $5,426 and $2,731, respectively, and in 2003 were $32,695, $10,342 and $4,366, respectively.

17.   Financial instruments:

(a)
Foreign currency risk management:

        The Company uses derivative financial instruments, principally foreign exchange option agreements and foreign exchange forward contracts, to manage the risk to the Company from fluctuations in exchange rates. Derivative financial instruments are not used for speculative purposes. Foreign exchange option and forward contracts are entered into with maturities of no longer than two years. As at April 30, 2004, the Company had entered into various forward contracts to sell US dollars at various rates and increments aggregating US $5,500. The contracts mature at various dates up to January 28, 2005. As at April 30, 2003, the Company had entered into various forward contracts to sell US dollars and Euros at various rates and increments aggregating US $12,000 and EUR 6,000. As at April 30, 2002, the Company had entered into various forward contracts to sell US dollars at various rates and increments in the aggregate US $4,000.

(b)
Credit risk:

        The Company does not have a significant exposure to any individual customer. As at April 30, 2004, and 2003, all of the Company's accounts receivable were insured, with the exception of G7 governments and certain Fortune 500 companies. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative financial instruments and accounts receivable insurance contract. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

(c)
Fair value disclosures:

        The carrying values of cash and cash equivalents, accounts receivable, other long-term liabilities and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these instruments. The fair value of the forward contracts was $49 lower and $887 higher than the carrying value of nil at April 30, 2004, and 2003, respectively. The fair value of the forward contracts was estimated by obtaining quotes of the amount that the Company would have to pay counterparties to terminate the agreements.

18.   Net change in non-cash balances related to operations:

        The net change in non-cash balances related to continuing operations is as follows:

	2004	2003	2002
Accounts receivable	$3,569	$19,487	$853
Inventory	12,268	8,179	(1,940)
Income taxes	652	1,875	774
Prepaid expenses and other assets	(255)	1,097	(2,747)
Accounts payable and accrued liabilities	960	(12,817)	6,251

	$17,194	$17,821	$3,191

19.   Commitments:

        The Company has entered into various operating leases for premises, automobiles and office equipment. The future minimum operating lease commitments for the next five years and thereafter are as follows:

2005	$4,206
2006	3,802
2007	3,484
2008	3,355
2009	3,355
Thereafter	5,815

$24,017

        Rent expense was $4,259, $4,569 and $5,093 for the years ended April 30, 2004, 2003 and 2002, respectively.

20.   Reconciliation to US GAAP:

        The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the financial statements in accordance with US GAAP:

	2004	2003	2002
Net loss in accordance with Canadian GAAP	$(37,299)	$(98,496)	$(44,672)
DPS acquisition differences — IPR&D (a)(i)	—	2,763	1,107
Goodwill (a)(ii)	—	1,231	—
Adjustment to equity-accounted investment (b)	—	—	10,473
Tax effect of above adjustments		(610)	(6,151)

Loss in accordance with US GAAP	(37,299)	(95,112)	(39,243)
Change in cumulative translation account (c)	(3,018)	(5,321)	3,258
Mark-to-market gain (loss) on cash flow — hedged foreign currency contracts, net of income tax effect (c) and (d)	(49)	612	125

US GAAP comprehensive loss	$(40,366)	$(99,821)	$(35,860)

US GAAP loss per share:
Basic	$(1.22)	$(3.35)	$(1.20)
Diluted	(1.22)	(3.35)	(1.20)

Shareholders' equity based on Canadian GAAP	$137,551	$157,183	$261,000
DPS acquisition differences, net of income tax effect (a)	—	—	(3,384)
Other comprehensive income (c) and (d)	(49)	612	125

Shareholders' equity based on US GAAP	$137,502	$157,795	$257,741

Summary of accounting policy differences:

(a)
Adjustment for DPS acquisition differences, including in-process research and development ("IPR&D") and other acquisition costs:

(i)
Statement of Financial Accounting Standards 2, "Accounting for Research and Development Costs" ("SFAS 2") requires that all research and development costs be charged to expense as incurred. The Company would have expensed all acquired IPR&D related to the acquisition of DPS in 2001. The amount of IPR&D was determined through an independent valuation. The Canadian GAAP write-down and amortization of acquired technology related to IPR&D recorded during the years ended April 30, 2004, and 2003 is added back for US GAAP purposes.

(ii)
Under Canadian GAAP for the year ended April 30, 2003, the Company wrote off $1,231 in goodwill that would not have been included in goodwill under US GAAP. As a result, under US GAAP for the year ended April 30, 2003, write-down and amortization of acquired technology and goodwill would be reduced by $1,231.

(b)
Adjustment to equity-accounted investment:

        Under SFAS 2, the Company would have expensed all acquired IPR&D related to the investment in Path 1 in fiscal 2000. The Company's share of the IPR&D totalled $6,601, net of future taxes of $4,400. For the years ended April 30, 2001 and 2000, the amortization charge for goodwill would be reduced by $510 and $18, respectively, by allocating part of the purchase price to IPR&D. For the year ended April 30, 2001, tax rate reductions would reduce future income tax benefits by $1,594. As a result, the equity interest in the loss of Path 1 for the years ended April 30, 2001, and 2000 would increase by $1,084 and $3,525, respectively (for a total of $4,609), net of future income taxes of ($1,594) and $3,058, respectively. The investment in Path 1 would increase (decrease) by $510 and ($6,583) and future income taxes would increase (decrease) by ($1,594) and $3,058, respectively. During the year ended April 30, 2002, the Company wrote off its entire investment in Path 1. Under US GAAP, the write-down would be reduced by $4,609 for the charges taken in 2001 and 2000.

(c)
Comprehensive income:

        Under Statement of Financial Accounting Standards 130 ("SFAS"), "Reporting Comprehensive Income" ("SFAS 130"), all changes in shareholders' equity other than transactions with shareholders are included in comprehensive income regardless of whether they are considered to be results of operations of the period. Under Canadian GAAP, changes in the cumulative translation account are excluded from earnings and are included as separate component of shareholders' equity, and unrealized gain or losses on cash flow hedge transactions are not recorded until the hedged item is recognized in earnings.

(d)
Derivatives:

        The Company designates its derivatives based upon criteria established by SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates. These instruments include purchased foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as cash flow hedges. For these derivatives, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

        During 2002, the Company adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as their assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

        For the years ended April 30, 2004, and 2003, the application of SFAS 133 would have no impact on the Company's net earnings (loss). As at April 30, 2004, and 2003, prepaid expenses and other assets would increase (decrease) by $(49) and $887, respectively; future income taxes, a current asset, would decrease by nil and $275, respectively; and other comprehensive income, a component of shareholders' equity under US GAAP, would increase (decrease) by $(49) and $612, respectively.

(e)
Income taxes:

        For Canadian GAAP, the Company follows the provisions of the CICA Handbook Section 3465, "Income Taxes." For US GAAP reconciliation purposes, the Company follows the recommendation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

        Under US GAAP, investment tax credits received by the Company in respect of its research and development expenditures are recorded as a reduction of income tax expense, while under Canadian GAAP, these tax credits are recorded as a reduction of the research and development expense. Although there is no impact on net earnings (loss), under US GAAP, earnings (loss) before income tax expense for the years ended April 30, 2004, 2003 and 2002 would have decreased by $2,977, $3,532 and $3,516, respectively, and income tax expense would have decreased by a corresponding amount.

(f)
Amortization of goodwill and acquired technology:

        Under US GAAP, the Company would not present a subtotal prior to write-down and amortization of acquired technology and goodwill and would include write-down and amortization of acquired technology and goodwill with other operating costs under the heading expenses.

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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT TO THE SHAREHOLDERS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS